

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Howard T. Lyon
Vice-President, Treasurer and CFO
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

      Re: RGC Resources, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed December 16, 2009
              File No. 000-26591

Dear Mr. Lyon:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director

cc: Nicholas C. Conte, Esq.
       Woods Rogers PLC
       Via Facsimile (540) 983-7711